UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission File No. 001-31403

Pepco Holdings, Inc. Retirement Savings Plan

(Full title of the plan)

Pepco Holdings, Inc.

(Name of issuer)

701 Ninth Street, N.W.

Washington, D.C. 20068

(Address of issuer’s principal executive office)

Pepco Holdings, Inc. Retirement Savings Plan

*	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Pepco Holdings, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC

June 28, 2013

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31, 2012	As of December 31, 2011
Assets
Investments, at fair value
Registered investment companies	$582,174,818	$518,030,918
Common/Collective trust	167,605,689	166,072,513
Pepco Holdings, Inc. common stock fund	122,869,167	122,788,240

Total investments	872,649,674	806,891,671

Receivables
Employer contributions	20,333	—
Participant contributions	816	—
Notes receivable from participants	25,212,512	25,284,841

Net assets available for benefits, at fair value	897,883,335	832,176,512

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,857,989)	(7,315,522)

Net assets available for benefits	$890,025,346	$824,860,990

The accompanying Notes are an integral part of these financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31, 2012	For the year ended December 31, 2011
Investment income:
Interest and dividend income – investments	$25,909,140	$24,413,403
Interest income – notes receivable from participants	898,794	991,032
Net appreciation (depreciation) in fair value of investments	49,689,941	(3,083,917)

Net investment income	76,497,875	22,320,518

Contributions:
Employer	12,042,782	10,942,715
Participants	34,023,459	31,337,758
Rollovers	1,603,994	1,387,787

Total contributions	47,670,235	43,668,260

Other Additions	16,873	527,208

Total additions	124,184,983	66,515,986

Deductions:
Payments of benefits to participants	58,689,666	76,497,957
Other deductions	330,961	349,995

Total deductions	59,020,627	76,847,952

Net increase (decrease) in net assets available for benefits	65,164,356	(10,331,966)

Net assets available for benefits at beginning of year	824,860,990	835,192,956

Net assets available for benefits at end of year	$890,025,346	$824,860,990

The accompanying Notes are an integral part of these financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 1 – Description of Plan

The following description of the Pepco Holdings, Inc. (PHI or the Company) Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan that consists of eight Sub Plans: 1) the Management Sub Plan, 2) the Local 1900 Sub Plan, 3) the Local 1307 Sub Plan, 4) the Local 1238 Sub Plan, 5) the Local 210 Sub Plan, 6) the Local 210-5 Sub Plan, 7) the PHI Operating Services Company (POSC) Sub Plan, and 8) the Petron Sub Plan. The Plan is subject to certain of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Amendments

The PHI Administrative Board amended the Plan to implement Automatic Enrollment and Automatic Escalation which became effective in January 2010, for the Management Sub Plan, the Local 1900 Sub Plan, the Local 1238 Sub Plan, and the Local 1307 Sub Plan. New hires for Local 210 are eligible for this provision as of July 1, 2011 and Local 210-5 new hires are eligible as of August 1, 2011.

Designation of Trustee

The Plan’s trustee is Vanguard Fiduciary Trust Company of Malvern, Pennsylvania (the Plan Trustee). The Plan’s investments are held in a trust account at The Vanguard Group (Vanguard) and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust (the Trust).

Designation of Recordkeeper

Vanguard serves as the Plan’s recordkeeper.

Participation

Management employees (non-bargaining unit, full-time and part-time with more than 20 hours per week) of PHI’s wholly-owned subsidiaries (PHI Service Company, Potomac Electric Power Company, Pepco Energy Services, Inc., Delmarva Power & Light Company, and Atlantic City Electric Company) are eligible to participate in the Management Sub Plan upon their date of hire (or as soon as administratively feasible). The POSC Sub Plan and the Petron Sub Plan are frozen and accepting no new participants. Existing participants may have an account balance in the frozen Sub Plans but are unable to make contributions. Employees represented by Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon their date of hire (or as soon as administratively feasible). Employees represented by Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service. Employees represented by Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service. Employees represented by Local 210 participate in the Local 210 Sub Plan and are eligible to participate on their date of hire (or as soon as administratively feasible) if they are scheduled to work at least 1,000 hours of service in the first 12 consecutive month period. Employees represented by Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon their date of hire (or as soon as administratively feasible).

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 1 – Description of Plan (continued)

Contributions

In all Sub Plans, participants may contribute from 1% to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum allowable under the Internal Revenue Code of 1986, as amended (IRC).

For participants in the Management Sub Plan and the Local 210-5 Sub Plan, the Company provides matching contributions in Company stock equal to 100% on the first 3% of base pay and 50% on the next 3% of base pay contributed by the employee. For participants in the Local 210-5 Sub Plan hired after August 1, 2011, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed. For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 5% (6% if hired after September 1, 2010) of the base pay contributed. For participants in the Local 1900 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed. For participants in the Local 210 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed.

The Company’s matching contributions, made in Company common stock, are paid to the Plan Trustee in the form of authorized and previously unissued shares, treasury shares or in cash for the purchase of Company common stock on the open market.

Participants age 50 and older (by year end) and meeting one of the Internal Revenue Service (IRS) pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limit for each of 2012 and 2011 is $5,500.

The sum of the elected percentages of before- and after-tax contributions and the Company matching contributions may not exceed 65% of a participant’s annual salary. A participant is prohibited from making elective contributions to the Plan for six months following a hardship withdrawal, as described in “Distributions and Withdrawals” below. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

Vesting

Participants are 100% vested and have a nonforfeitable interest, in their own contributions, and in the Company matching contributions, including any earnings or losses thereon.

The Plan allows participants to diversify their vested Company matching contributions regardless of age or years of participation in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and earnings (losses) attributable to the participant’s investments. Participant accounts are impacted by expenses charged by the investment options in which they invest, as disclosed in each investment option’s prospectus. Also, certain investment options charge redemption fees that are also paid directly by the participant from his or her account. All other administrative fees related to participant accounts are paid by the Company.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment options. The Plan’s investment options are selected by the PHI Investment Committee and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept. The investment options available to participants of the Plan are reviewed periodically and can be changed at the discretion of the PHI Investment Committee pursuant to the Plan Document.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 1 – Description of Plan (continued)

Participants can transfer all or part of their investment account balance and related earnings in any existing investment option to any other investment option offered in the Plan with the exception of any limitation expressed in the prospectus of a specific investment option that prohibits such transfer, and subject to limitations under applicable securities laws for transfers involving Company common stock. Subject to the terms of the Plan or applicable law, participants may change the allocation of their future contributions among the investment options at any time.

Distributions and Withdrawals

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the entire account balance as valued on the withdrawal date. In the event of a participant’s death, distribution of the participant’s account balance will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, disability retirement, permanent disability or termination may be made online or by phone. Distributions of a participant’s account balance may be made in (1) a lump sum cash payment, (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary, or (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan Document. Distributions from the Pepco Holdings, Inc. common stock fund (Stock Fund) may be made in PHI common stock or cash based on the election of the participant. Distributions cannot be deferred beyond age 70 1/2. Distributions from the remaining investment options are made in cash.

While employed, a participant may make certain withdrawals of vested contributions online or by phone. Pre-tax employee contributions may only be withdrawn for the reason of financial hardship, as defined in the Plan Document. At the age of 59 1/2, the participant may withdraw any portion of his or her account balance.

After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. During this suspension period, no matching contributions will be credited to the participant’s account.

Loans to Participants

Loans are available to participants from amounts attributable to pre-tax and/or after-tax contributions, subject to U.S. Department of Labor and IRS limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. A one-time fee per loan is deducted from the participant’s account at the time of each loan distribution.

A fee of $50 is charged to participants for loans processed on the Vanguard website and $100 for loans processed via a paper loan application.

The number and amount of loans allowed to a participant are restricted by the Sub Plans and are consistent with IRS regulations. A participant may have up to four loans outstanding at any time with maximum term lengths of five years, or 30 years for a primary residence. The prevailing prime rate (quoted by Reuters at the end of the month prior to the month of the loan) is applied as the fixed interest rate for the loan. Loan repayments are made through payroll deductions or by prepayment in a lump sum.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 1 – Description of Plan (continued)

If an active participant has four outstanding loans and pays off one loan, they will not be eligible for another loan until 30 days after the loan pay-off date. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made, the loan will be in default and is converted to a distribution at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed, or approximately 90 days.

Plan Administration and Termination

The Plan is administered by the PHI Administrative Board, which is appointed by the Company’s Chief Executive Officer. All contributions to the Plan are held in trust by the Plan Trustee for the exclusive benefit of the participants. The Company generally pays the Plan Trustee fees and certain other administrative expenses of the Plan, while the participants pay expenses charged by the investment options as disclosed in the investment options’ prospectuses.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government, or any other governmental agency.

Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time subject to the provisions of ERISA. In the event of the termination of the Plan, all Company contributions become immediately vested to Plan participants.

NOTE 2 – Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Although the Plan believes that its estimates and assumptions are reasonable, they are based upon information available to management at the time the estimates are made. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the Plan’s interest in the net investment income in the Trust, which consists of the realized gains or losses and the unrealized depreciation and appreciation on those Trust investments.

The Plan’s investments are stated at fair value using the framework established by Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements and Disclosures (Accounting Standards Codification (ASC) 820). Purchases and sales of securities are recorded on a trade date basis.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 2 – Significant Accounting Policies (continued)

Dividends are recorded on the ex-dividend date. Interest on interest-bearing cash, money market accounts and participant loans is recorded when earned. Participants with investments in the Stock Fund have an option to receive a payout of any dividends paid on PHI stock held in the Stock Fund and allocated to units within the Stock Fund or reinvest those dividends to purchase additional units in the Stock Fund.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011.

Benefit Payments

Benefit payments to participants are recorded when paid.

Forfeitures

At December 31, 2012 and 2011, plan year forfeiture amounts were zero.

Plan Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company, excluding those expenses associated with participant accounts.

NOTE 3 – Newly Adopted Accounting Standards

Fair Value Measurements and Disclosures (ASC 820)

In May 2011, the FASB issued new guidance on fair value measurement and disclosures that was effective beginning with the Plan’s December 31, 2012 financial statements. The new guidance changed how fair value is measured in specific instances and expanded disclosures about fair value measurements. The new measurement guidance did not have a material impact on the Plan’s financial statements.

NOTE 4 – Recently Issued Accounting Standards, Not Yet Adopted

None.

NOTE 5 – Fair Value Disclosures

FASB guidance on fair value measurement and disclosures (ASC 820) established a framework for measuring fair value and expanded disclosures about fair value measurements. As defined in the guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). PHI utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

Accordingly, PHI utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (level 1) and the lowest priority to unobservable inputs (level 3).

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 5 – Fair Value Disclosures (continued)

The three levels of the fair value hierarchy are as follows:

Level 1

Level 1 asset fair values are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Assets in this category include the investments in registered investment companies – mutual funds.

Level 2

Level 2 asset fair values are based on quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset. Assets in this category include investments in a common/collective trust and the Stock Fund.

Level 3

Level 3 asset fair values are based on significant inputs that are generally less observable than those from objective sources. The Plan currently holds no investments that are categorized as level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan assets that were accounted for at fair value on a recurring basis as of December 31, 2012 and 2011. As required by the guidance, Plan assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. PHI’s assessment of the significance of a particular input to the fair value measurement requires the exercise of judgment, and may affect the valuation of fair value assets and their placement within the fair value hierarchy levels.

	Fair Value Measurements at December 31, 2012
Asset Category	Level 1 (a)	Level 2 (a)	Total
Registered investment companies – Mutual Funds
Equity
Domestic	$310,579,617	$—	$310,579,617
International	62,981,122	—	62,981,122
Fixed income	115,825,985	—	115,825,985
Balanced	92,788,094	—	92,788,094
Common/Collective trust (b)	—	167,605,689	167,605,689
Pepco Holdings, Inc. common stock fund (c)	—	122,869,167	122,869,167

Total assets at fair value	$582,174,818	$290,474,856	$872,649,674

(a)	There were no transfers of instruments between level 1 and level 2 valuation categories during the year ended December 31, 2012.
(b)	This category represents investments in a stable value fund.
(c)	Represents interests in a stock fund whose underlying investments are solely shares of PHI common stock.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 5 – Fair Value Disclosures (continued)

	Fair Value Measurements at December 31, 2011
Asset Category	Level 1 (a)	Level 2 (a)	Total
Registered investment companies – Mutual Funds
Equity
Domestic	$282,329,274	$—	$282,329,274
International	53,313,959	—	53,313,959
Fixed income	106,871,766	—	106,871,766
Balanced	75,515,919	—	75,515,919
Common/Collective trust (b)	—	166,072,513	166,072,513
Pepco Holdings, Inc. common stock fund (c)	—	122,788,240	122,788,240

Total assets at fair value	$518,030,918	$288,860,753	$806,891,671

(a)	There were no transfers of instruments between level 1 and level 2 valuation categories during the year ended December 31, 2011.
(b)	This category represents investments in a stable value fund.
(c)	Represents interests in a stock fund whose underlying investments are solely shares of PHI common stock.

Valuation Techniques Used to Determine Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Registered Investment Companies – Mutual Funds

Equity

Equity assets included in mutual funds are primarily comprised of securities issued by public companies in domestic and foreign markets, which are valued on a daily basis. The fair values of the Plan’s interests in mutual funds are based on publicly quoted Net Asset Values (NAVs). These funds have ongoing subscription and redemption activities and are classified as level 1.

Fixed income

Fixed income assets included in mutual funds are comprised of fixed income securities primarily issued by corporations, governments and government agencies. The fair values of the Plan’s interests in mutual funds are based on publicly quoted NAVs. These funds have ongoing subscription and redemption activities and are classified as level 1.

Balanced

Balanced assets included in mutual funds are primarily comprised of investments in other equity and fixed income mutual funds. Equity mutual fund assets are primarily comprised of securities issued by public companies in domestic and foreign markets which are valued on a daily basis. Fixed income mutual fund assets are comprised of fixed income securities primarily issued by corporations, governments and government agencies. The fair values of the Plan’s interests in mutual funds are based on publicly quoted NAVs. These funds have ongoing subscription and redemption activities and are classified as level 1.

Common/Collective Trust

The common/collective trust fund represents an investment in the Vanguard Retirement Savings Master Trust, which is a stable value fund. The trust fund is valued using the NAV provided by the trustee of the trust fund based on the value of the underlying assets divided by the number of units outstanding. The fair value of the trust fund’s

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 5 – Fair Value Disclosures (continued)

underlying assets is determined by pricing agents using observable inputs on a daily basis plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee over the duration of the contract’s assets. The only restriction is that the Plan is required to provide a one-year redemption notice to liquidate its entire share in the trust fund. The fair value of the fund is classified as level 2.

Stock Fund

This category represents PHI common stock held in the Stock Fund. Participants’ holdings in the Stock Fund are represented by units in the Stock Fund and do not represent direct ownership of PHI common stock. The fund’s unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. The value of such units in the Stock Fund was $8.48 per unit and $8.78 per unit at December 31, 2012 and 2011, respectively, as compared to PHI common stock, which had a fair value of $19.61 per share and $20.30 per share at December 31, 2012 and 2011, respectively, equal to the closing price of one share of PHI common stock on the New York Stock Exchange. The fair value of the fund is classified as level 2.

NOTE 6 – Investment Contracts

The ASC guidance requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to a fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a common/collective trust (the Vanguard Retirement Savings Master Trust). The Statement of Net Assets Available for Benefits presents the fair value of the Vanguard Retirement Savings Master Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Master Trust is based on information reported by the issuer of the common/collective trust at year end. The contract value of the Vanguard Retirement Savings Master Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

NOTE 7 – Non-Participant-Directed Investments

The Company provides employer matching contributions in common stock which are included in the Stock Fund together with contributions made by employees to the Stock Fund. Information about the components of and the significant changes in net assets relating to the Stock Fund is as follows:

	2012	2011
Pepco Holdings, Inc. Common Stock Fund:
Net Assets at Beginning of Year	$122,788,240	$111,111,833
Contributions (a)	13,484,262	12,327,491
Interest and dividend income	6,672,486	6,357,297
Net (depreciation) appreciation in fair value of investments	(4,010,993)	12,088,501
Payments of benefits to participants	(8,624,618)	(9,749,037)
Transfers	(8,100,053)	(9,979,874)
Other	659,843	632,029

Net Assets at End of Year	$122,869,167	$122,788,240

(a)	Includes employer matching contributions of $12,042,782 and $10,942,715 in 2012 and 2011, respectively.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 8 – Investments

Investments at December 31, which exceed five percent of the Plan’s net assets are as follows:

	2012	2011
Vanguard Institutional Index Fund	$127,907,679	$119,147,915
Vanguard Retirement Savings Trust (at contract value)	—	158,756,991
Vanguard Retirement Savings Trust IV (at contract value)	159,747,700	—
Pepco Holdings, Inc. common stock fund	122,869,167	122,788,240

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought, sold and transferred during the period) appreciated (depreciated) in value as follows:

	2012	2011
Registered Investment Companies - Mutual Funds	$53,700,934	$(15,172,418)
Pepco Holdings, Inc. common stock fund	(4,010,993)	12,088,501

Net appreciation (depreciation) in fair value of investments	$49,689,941	$(3,083,917)

NOTE 9 – Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is affiliated with the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company as Plan sponsor is a related party. At December 31, 2012 and 2011, the Plan held investments of 6,265,638 shares and 6,048,682 shares of Pepco Holdings, Inc. common stock, respectively. These shares are indirectly held by participants through the ownership of 14,489,289 units and 13,984,993 units of the Stock Fund at December 31, 2012 and 2011, respectively. The fair value of the common stock at December 31, 2012 and 2011 was $122,869,167 and $122,788,240, respectively. Purchases of $28,524,289 and $25,474,151 and sales of $24,432,369 and $25,886,931 of Company common stock were made during 2012 and 2011, respectively.

NOTE 10 – Tax Status of the Plan

On January 29, 2010, Pepco Holdings, Inc. filed an application for determination of qualification of the Plan that is currently under review by the IRS. Previously, the IRS has determined that all plans that were merged into the Plan at January 13, 2006 are qualified employee benefit plans under Section 401(a) of the IRC, and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the IRC. The chart below lists the plans and their determination dates:

Conectiv Savings and Investment Plan – October 9, 2003

Atlantic Electric 401k Savings and Investment Plan – B – October 9, 2003

Potomac Electric Power Company Savings Plan for Management Employees – December 1, 2003

PHI Operating Services Company 401k Savings Plan – August 7, 2001

Potomac Electric Power Company Savings Plan for Bargaining Unit Employees – December 1, 2003

Conectiv Energy Supply, Inc. Safe Harbor 401(k) Profit Sharing Plan – August 7, 2001

Although the plans have been amended since receiving their determination letters, the plan administrator believes that the plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2012 and 2011

NOTE 10 – Tax Status of the Plan (continued)

Plan management is required by GAAP to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to audits; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to examinations for years prior to the date of the determinations stated above.

NOTE 11 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 12 – Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the IRS Form 5500 as of December 31:

	2012	2011
Net Assets available for benefits:
Net assets available for benefits per financial statements at end of year	$890,025,346	$824,860,990
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	7,857,989	7,315,522
Notes receivable from participants deemed distributed	(510,032)	(674,640)

Net assets available for benefits per the IRS Form 5500	$897,373,303	$831,501,872

	2012	2011
Notes receivable from participants:
Notes receivable from participants per financial statements at end of year	$25,212,512	$25,284,841
Notes receivable from participants deemed distributed	(510,032)	(674,640)

Net notes receivable from participants per the IRS Form 5500	$24,702,480	$24,610,201

The following is a reconciliation of the change in net assets for benefits paid to participants and other additions per the accompanying financial statements to the IRS Form 5500 as of December 31:

	2012	2011
Benefit payments and provided benefits:
Payments of benefits to participants per financial statements during the year	$58,689,666	$76,497,957
Prior year deemed distributions	(178,570)	(92,199)
Other	18,328	17,482

Net benefit payments per the IRS Form 5500	$58,529,424	$76,423,240

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i)

Schedule of Assets (Held at End of Year)

Year Ended December 31, 2012

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year):

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Allianz CCM Mid-Cap; Admn	Registered Investment Company	$16,375,647	$18,179,211
	Allianz:NFJ SCV;Inst	Registered Investment Company	5,620,473	5,948,543
	Baron Growth	Registered Investment Company	3,316,725	3,706,768
	CRM Md Cp Val;Inv	Registered Investment Company	1,506,420	1,706,658
	Cambiar Small Cap Inst	Registered Investment Company	457,829	486,630
	Columbia Small Cap Fd Class Z	Registered Investment Company	1,164,803	1,257,195
	Conestoga Small Cap	Registered Investment Company	5,575,226	7,155,122
	Dodge & Cox Intl Stock	Registered Investment Company	18,614,024	18,344,159
	Fidelity Contrafund	Registered Investment Company	11,576,467	13,583,231
	FT Mutual Discovery; A	Registered Investment Company	2,602,323	2,637,609
	Lord Abbett Mid Cap Value Fund	Registered Investment Company	2,438,984	2,599,730
	MFS Utilities Fund Cl A	Registered Investment Company	4,022,265	4,749,713
	MSIFT Midcap Growth A	Registered Investment Company	3,315,214	3,575,528
	MSIF US Real Estate Class I	Registered Investment Company	6,981,204	7,598,119
	N&B Genesis Trust	Registered Investment Company	4,606,525	4,982,318
	Newberger Soc Resp; Tr	Registered Investment Company	139,002	150,624
	Oakmark Eqty & Inc;I	Registered Investment Company	5,318,643	5,784,426
	PIMCO Total Return Fd, Instit	Registered Investment Company	26,727,312	27,177,165
	TRP Emerging Mkt St	Registered Investment Company	9,467,772	10,499,660
	TRP New Horizons Ret	Registered Investment Company	6,258,842	6,229,710
	TRP Growth Stock Fund	Registered Investment Company	26,832,164	34,207,036
	TRP Spectrum Growth	Registered Investment Company	3,251,948	3,621,715
	TRP Spectrum Income Fund	Registered Investment Company	4,826,090	5,124,448
	Templeton Inc:GB;A	Registered Investment Company	10,467,024	11,040,987
*	Vanguard Explorer Fund Inv	Registered Investment Company	2,851,493	3,368,476
*	Vanguard GNMA Investor Shares	Registered Investment Company	18,822,104	19,050,446
*	Vanguard Inst Index Fund	Registered Investment Company	111,840,583	127,907,679
*	Vanguard IT Treasury Inv	Registered Investment Company	9,847,358	9,906,266
*	Vanguard PRIMECAP Fund Inv	Registered Investment Company	27,486,478	29,982,137
*	Vanguard Prime Money Mkt	Registered Investment Company	584,989	584,989
*	Vanguard Tgt Retirement 2010	Registered Investment Company	2,750,350	3,030,333
*	Vanguard Tgt Retirement 2015	Registered Investment Company	16,521,512	18,213,643
*	Vanguard Tgt Retirement 2020	Registered Investment Company	7,922,140	8,540,532
*	Vanguard Tgt Retirement 2025	Registered Investment Company	19,636,159	21,677,685
*	Vanguard Tgt Retirement 2030	Registered Investment Company	3,584,219	4,008,669
*	Vanguard Tgt Retirement 2035	Registered Investment Company	7,912,304	8,839,271
*	Vanguard Tgt Retirement 2040	Registered Investment Company	2,702,874	2,988,995
*	Vanguard Tgt Retirement 2045	Registered Investment Company	9,011,972	9,971,822
*	Vanguard Tgt Retirement 2050	Registered Investment Company	2,314,774	2,484,164
*	Vanguard Tgt Retirement 2055	Registered Investment Company	219,391	228,926
*	Vanguard Tgt Retirement 2060	Registered Investment Company	36,708	37,784
*	Vanguard Target Retirement Inc	Registered Investment Company	6,634,884	6,981,844
*	Vanguard Total Bond Idx Inst	Registered Investment Company	43,384,336	43,526,672
*	Vanguard Total Int’l Stock Idx	Registered Investment Company	31,957,892	31,499,694
*	Vanguard Windsor II Fund Inv	Registered Investment Company	28,025,665	28,998,486
*	Vanguard Retirement Savings Trust IV**	Common/Collective Trust	167,605,689	167,605,689

*	Party in interest
**	Fair value

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i) (continued)

Schedule of Assets (Held at End of Year)

Year Ended December 31, 2012

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) (continued) – Schedule of Assets (Held at End of Year):

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	Stock Fund	PHI Common Stock	122,454,896	122,869,167
	Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% - 11%	—	25,212,512

Total			$825,571,696	$897,862,186

*	Party in interest

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(j)

Schedule of Reportable Transactions

Year Ended December 31, 2012

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(j) – Series of Transactions in Excess of Five Percent of Current Value of Plan Assets:

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
Vanguard	Pepco Holdings Common Stock Fd	$28,524,289	$—	$—	$28,524,289	$—
Vanguard	Pepco Holdings Common Stock Fd	—	24,432,369	24,269,712	24,432,369	162,657

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Exhibits:

Exhibit 23	Consent of Independent Registered Public Accounting Firm

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

By:	/s/ JOSEPH M. RIGBY
Joseph M. Rigby, Chairman
Administrative Board

Date: June 28, 2013

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

INDEX TO EXHIBITS FILED HEREWITH

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm